Mail Stop 4-6

December 17, 2004


Mr. Yuchun Lee
Chief Executive Officer
Unica Corporation
Reservoir Place North
170 Tracer Lane
Waltham, Massachusetts 02451

Re:	Unica Corporation
	Registration Statement on Form S-1 filed November 19, 2004
	File No. 333-119385

Dear Mr. Lee:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

General

1. We will process your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

2. We note a brief article dated November 1, 2004 by the New England edition of Adweek regarding your engagement of J. Winsper & Co. for a print and online campaign. The article notes that this is your first
"image effort." We also note that your disclosure under "Sales and
Marketing" on page 61 of your filing appears to indicate that mass media advertising has not been a marketing activity that you have previously engaged in. Please explain the decision behind the timing of your recent advertising campaign in light of the timing of this filing. Please confirm that all actions related this advertising campaign will be consistent with Release No. 33-5180 (August 20, 1971) and later interpretive guidance.

Inside Front and Back Cover Page

3. We note that your graphic artwork contains extensive narrative text, which in some instances appears to not otherwise be discussed in your prospectus. For example, your summary points of "Event-triggered offers" and "Quantify marketing return on investment" do not appear to be discussed elsewhere in your prospectus. We also note that your current flowchart presentation, particularly the flowchart on the inside front cover, is difficult to understand even when accompanied by your narrative text. Please consider revising your flowchart presentation to something that is easy to understand and is accompanied by only a minimal amount of explanatory text. Consider clearly presenting the interrelationship of the three sets of information depicted. For example, how does the top diagram relate to the middle diagram and why is Affinium Model bolded when your other modules are not? Please keep in mind our plain English principles regarding the use of industry jargon and terms unfamiliar to the average investor. Please refer to Section VIII of our March
31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

Prospectus Summary

4. Please supplementally provide us support for your statement, in this summary and elsewhere in the prospectus, that you are "a leading global provider of [EMM] software." Additionally expand your disclosure to state concisely the basis on which the leadership claim is made. In your response tell us how you compare to your competitors in quantitative or qualitative terms and consider appropriate disclosure in this respect.

5. We note your summary list of customers in this section and your more extensive listing of customers on page 61 of your filing. Please disclose the criteria you used to determine which of your customers were to be disclosed in the prospectus. Did your criteria consider the amount of revenue generated from each of these customers? We note that you did not have any customers the past three fiscal years who accounted for more than 10 percent of your total revenue, but that there were significant customers with respect to certain quarterly periods. Further, please explain why the list of customers in your registration statement is different to some degree from the list of customers on your Web site.

6. We note that your disclosure includes statistics attributed to various entities, such as Gartner and International Data Corporation.
For each statistic cited in the prospectus, supplementally furnish the source of the statistic. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, supplementally tell us whether the source of each statistic is publicly available without cost or at a nominal expense. If the source is not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that
firm should be obtained and filed as an exhibit.  Please see Rule
436
of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may adopt these statements as your own.
Further, we note your press release dated June 24, 2004 discussing your commissioned study conducted by Forrester Consulting. Please supplementally confirm to us whether you commissioned any report or study from which the statistics used in your disclosure are derived.

7. Please supplementally provide us with support for your statements in the first two sentences of the last paragraph on page 1.

8. We note your use of the term "MSP, or marketing service providers," in the prospectus. The terms appear to be industry jargon or are otherwise an unfamiliar term. Please provide disclosure as to what an MSP is and how it is important to your business model.

Risk Factors

If the market for enterprise marketing management software does not develop as we anticipate, our revenue may decline or fail to grow and we may incur operating losses, p. 6

9. Please supplementally reconcile for us your statement in this risk factor that "[t]he market for EMM software is relatively new and still evolving" with the fact that you have been operating in the emerging EMM market since fiscal 1998, as disclosed on page 26 of your filing.

We have broad discretion in the use of the proceeds of this offering,
p. 9

10. The subheading for this risk factor does not specifically disclose the material risk to investors. If a risk factor is included in your prospectus, you should describe the risk and its result clearly and concretely and include the nature of the specific risk or harm in your subheadings.

Special Note Regarding Forward-looking Statements

11. We note your disclosure in the last paragraph of this section, which refers to market data that includes projections based on a number of assumptions. You have provided market data by Gartner, International Data Corporation and others to assist investors in understanding your industry, business and potential market. As presented, this market data receives fairly prominent discussion in your registration statement, such as in summary and business. As you know, market data included in your registration statement must be based on reasonable and sound assumptions. Please revise the last paragraph to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data presented.

Use of Proceeds

12. We note that the $6 million owed to your preferred stockholders appears to relate primarily to the voluntary conversion by your Series B preferred stockholders of their Series B preferred stock pursuant to Section C(6)(c) of your charter. We also note that the similar provision with respect to your Series A preferred stock appears to not be applicable given the likely economics of your transaction. Please supplementally provide us with an analysis as to how you determined the $6 million amount. Please describe the nature of the payment and how you will account for such payment. Reference the accounting literature supporting your accounting. In addition, tell us what consideration you have given to the requirements of SAB
Topic 1:B.3 for dividends to be paid from proceeds of an offering. Does such amount include accrued and unpaid dividends payable to either series of preferred stock? Please supplementally inform us of the likelihood that Section C(6)(c) of your charter becomes inapplicable as a result of the pricing of your common stock.

13. We note in your Management`s discussion and analysis and your business section that you intend to expand your sales and marketing, research and development and general and administrative operations in order to "increase the number of direct sales professionals," to "expand [y]our EMM offerings and increase the functionality of [y]our current offerings" and to "invest in infrastructure to support continued growth," respectively. If material and applicable, please quantify, to the best of your knowledge, the amount of proceeds you anticipate will be used for the foregoing purposes to the extent that they will not be paid from operating cash flows.

Capitalization and Dilution

14. Upon completion of the capitalization and dilution tables we may have additional comments.

Selected Consolidated Financial Data

Working capital, net of short-term deferred revenue, p. 24

15. It appears that your measure of working capital net of short-term deferred revenue is a non-GAAP measure. Explain how you comply with
Item 10 of Regulation S-K. We note no statements disclosing the usefulness of this measure or the additional purposes for which you use it or why exclusion of a liability, deferred revenue is appropriate under Item 10.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Overview

License Revenue, pp. 26-27

16. Briefly explain the recent emphasis from perpetual license revenue to term license revenue. Your risk factor disclosure indicates that in fiscal 2004 you recognized 5 percent of your total revenue under term arrangements and that you intend to seek to increase this percentage to diversify your revenue stream and provide you with greater revenue predictability in the long term. Why did you determine to emphasize these types of arrangements in 2004? Why is this software being marketed generally through MSPs? Trend disclosure should be provided to the extent appropriate. In this regard, we note your disclosure in the third paragraph of page 34.

Operating Expenses, p. 28

17. We noted that you include commissions in sales and marketing expense. Clarify if your accounting policy for commission paid to your resellers is different than commissions paid to your employees.
Explain the nature of and accounting for your commissions program to resellers and explain and reference the related accounting literature.

Gain (Loss) on Foreign Currency, p. 28

18. We note the recent declines the dollar has experienced versus the euro and the British pound sterling. If material, please consider quantifying in your Management`s discussion and analysis the effect the declines in the dollar has had in increasing the dollar value of your revenues earned in euro and the British pound sterling.

Results of Operations

Comparison of the Years Ended September 30, 2003 and 2004

Revenue, pp. 33-35

19. Of the $5.5 million increase in perpetual license revenue tell us and disclose what portion of the increase represents Marketic`s customers acquired in the May 1, 2003 acquisition.

20. Revise your Management`s discussion and analysis to address the reasons for the increase in deferred revenues. In this regard, indicate the importance deferred revenue has been in providing cash to finance your operations. We note cash from operating activities consistently exceeding income from operations. Revise accordingly.

21. In your discussions of maintenance fees revenue throughout your management`s discussion and analysis, please supplementally inform us how your increases in maintenance fees revenue can be attributed to maintenance renewals. It would appear that any maintenance renewals would maintain your prior revenue level and not necessarily contribute to an increase in revenue for the year unless customers opted for upgraded service or there were price increases. Please explain.

22. We note that $2.0 million of the maintenance fees revenue increase in fiscal 2004 was attributable to maintenance renewals by
Marketic`s customers. Please supplementally inform us of what business Marketic was engaged in at the time of your acquisition (whether it was related to your Affinium offerings or whether they sold a then-competing product) and whether Marketic currently markets and services your Affinium offerings. Are the maintenance renewals by Marketic`s customers for Affinium products or Marketic`s prior products?

Geographic Data, page 34

23. It appears that the disclosure in your management`s discussion and analysis should include a fuller discussion of the geographic information and results pursuant to Codified FRR 501.06.a. The staff notes that domestic and foreign operations contribute in a disproportionate manner to income before income taxes as disclosed in
Note 10, page F-25. We also note your disclosure of foreign net operating loss carry forwards on page 32. Known trends, demands, commitments, events or uncertainties within the geographic areas that are reasonably likely to have a material effect on the business as a whole should be discussed as well as other matters addressed in FRR
501.06a. See also Release No. 33-8350. Please revise your management`s discussion and analysis.

24. Tell us and disclose what impact the acquisition of Marketic had on 2004 results of operations and liquidity in view of its contribution to increased 2004 international revenues disclosed throughout your management`s discussion and analysis. Please revise or tell us why revision is not required.

Liquidity and Capital Resources, pp. 46-49

25. Please briefly explain why you believe that DSO metric is useful to you in determining the status of your business.

Business

26. We note your disclosure elsewhere in your prospectus regarding your international operations. Please provide in this section the disclosure specifically required by Item 101(d) of Regulation S-K. Alternatively, you may provide a cross-reference to your financial statements as permitted by Item 101(d)(2) of Regulation S-K.

Our Strategy, pp. 55-56

27. Please reconcile your statement in this section that "an MSP or systems integrator participated in selling or deploying Affinium software in 71% of the total number of [y]our perpetual license agreements and term arrangements" with your statements elsewhere in your disclosure that you "offer [y]our software primarily through [y]our direct sales force."

Products, pp. 56-58

28. We note your disclosure discussing Affinium Campaign in which you state that the product allows marketers to "easily create, test and execute customer interaction strategies." Please elaborate on your disclosure as to how Affinium Campaign can be used to "test" strategies. Your disclosure seems to otherwise describe how your product can be used to create and execute customer interaction strategies, but does not discuss its ability to test strategies.

Customer, pp. 59-61

29. We note your disclosure with respect to how you determine your installed base and the requirement that a customer receive maintenance from you in order to be considered part of your installed base. Please consider clarifying how integral receiving maintenance services are to the use of your software product as well as the proportion of those customers licensing your product who do not elect to receive maintenance services. This latter disclosure might be suitable for management`s discussion and analysis.

30. Please disclose your principal reason(s) for having limited the focus of your sales efforts to certain industries. Please disclose the status of your efforts to expand your selling focus to new industries.

31. Clarify how you have chosen your partial listing of companies.

32. Please disclose the identity of the customers that you have portrayed in your disclosure of customer examples. Confirm that these customers have agreed to their case studies being used in your registration statement.

Sales and Marketing, p. 61

33. We note your recent marketing campaign in media advertising discussed in our prior comment no. 2. Please consider disclosing this new marketing activity particularly if you plan to materially include such media advertising into your range of marketing activities.

 Alliances, pp. 61-62

34. Please consider disclosing whether you have a material relationship, if any, with an MSP or systems integrator. Given that
MSPs and systems integrators contributed to 71 percent of the number of licenses and term arrangements, did an MSP or systems integrator contribute significantly to such number? Do you derive a significant amount of your sublicense activity from an MSP? Additionally, such material agreements, if any, may need to be filed as exhibits to the registration statement. Please see Item 601(b)(10) of Regulation S-
K.

Management

Executive Officers and Directors, pp. 67-69

35. Please ensure that your disclosure conforms to the requirements of Item 401 of Regulation S-K. We note, for example, that Mr.
Balmuth appears to be a director of a public company.
Directorships
of public companies are required to be disclosed pursuant to Item
401(e)(2).

Board of Directors, p. 69

36. Please elaborate on Mr. Evans` role as a lead director. Such role does not appear to be a commonly understood role with respect to directors.

Executive Compensation, pp. 72-73

37. We note your disclosure in the risk factors on page 10 of your filing regarding the nonexistence of any employment agreements with respect to your officers and key personnel. Please disclose whether you have any plans to enter into employment, change-of-control or similar agreements with your executive officers. Please supplementally confirm to us that no change-of-control agreements with your executive officers currently exist.

38. Please briefly disclose the criteria for the compensation committee determining the size of cash bonuses, which are in addition to those shown in your summary compensation table.

39. We note that you have no existing trading market for your shares.
With respect to calculating your potential realizable values, please see Instruction 7 to Item 402(c) of Regulation S-K. Please also see
Release No. 34-32723 and Interpretation J.17 of our July 1997 Manual of Publicly Available Telephone Interpretations. Please either use the midpoint of your offering price range as you have done for your option exercise table or discuss in a footnote the valuation method and assumptions used and in determining the fair market value of the options in accordance with Instruction 9 to that item.

Related-party Transactions

Indemnification Agreements, p. 82

40. Please file the form of indemnification agreement that you entered into with your directors and executive officers. Please see
Item 601(b)(10) of Regulation S-K.

Shares Eligible for Future Sale

Lock-up Agreements, p. 89

41. Please disclose the circumstances under which Deutsche Bank Securities will either shorten or waive the lock-up arrangements. Please file the form of lock-up agreement used with respect to your current stockholders. Please see Item 601(b)(10) of Regulation S-K.

Underwriting

42. Please supplementally confirm that you do not intend to have a directed share program.

43. We note your disclosure on page 96 of your filing regarding the availability of the prospectus on Internet Web sites. Please identify any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

Also, please tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. Please note that if you subsequently enter into any such arrangements, you must promptly supplement your response. If so, tell us whether any members of the selling group have made copies of the preliminary prospectus available over the Internet. If not, tell us when they intend to do so. In this regard, note that we would consider this posting a circulation of the preliminary prospectus.

Other Relationships, p. 97

44. Please disclose whether your agreement with Wachovia contained terms comparable to terms that would have been obtained in an arms-length transaction.

Financial Statements

45. If the effective date of your registration statement is delayed, update the financial statements pursuant to Rule 3-12 of Regulation
S-X.

46. Please provide an updated independent registered accountant`s consent in the next amendment.

Consolidated Balance Sheets, p. F-3

47. Clarify your description of Series A and B convertible preferred stock on the face of the balance sheet. See Rule 5.02.28 and .29 of
Regulation S-X.

Consolidated Income Statements, p. F-4

48. Please explain the basis for not classifying intangible asset amortization as part of cost of revenues. See Question 17 of the SFAS No. 86 Implementation Guide.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, pp. F-9 to F-11

49. We noted that you market your products and services through third-party resellers, such as MSPs and systems integrators. Clarify if your revenue recognition policies differ when your arrangements are sold through these resellers. In this regard, clarify whether you recognize revenue when sold to your resellers or only when delivered to the end-users. Tell us and disclose if your resellers have return rights or other rights and warranties. Please advise and revise to clarify.

50. Tell us about and disclose your policy related to contingencies such as rights of return, cancellation clauses, conditions of acceptance, warranties, price protection, or other concessions and the accounting treatments for those contingencies or tell us why revision is not required. See SFAS 48.

51. Your revenue recognition policy indicates that the delivery criteria is met when a CD or medium containing licensed software is provided to a common carrier. Clarify for us who is the common carrier and when title transfers to customer. Describe for us your delivery and acceptance clauses in your software arrangements and the related accounting.

52. In regards to your delivery criteria please tell us if there are any contingencies related to passage of title to your international customers and how your accounting addresses such contingencies.

53. Tell us about the payment terms you offer to your customers and what you believe your normal payment terms are. Tell us how you recognize revenue on contracts that involve extended payment terms.
Note that extended payment terms may include periods less than one year, particularly if the use of the extended payment terms is not your customary practice. Refer to paragraphs 27 through 31 of SOP 97-
2.

54. You disclose on page 13 that term license periods may range of three to 36 months. Please tell us how you recognize revenue for the term arrangements of over 12 months and describe the related payment terms and their relationship to revenue recognition.

55. You note that "generally" service is not essential to the functionality of software in your arrangements an if you determine that service is essential to functionality of software, license and service revenue is recognized pursuant to SOP 81-1.  Please
explain
what you mean by generally and how much of your revenues are accounted for under SOP 81-1. Tell us how the services disclosed on page 58, relating to configuration of rules necessary to generate marketing campaigns and creation of custom reports and on page F-11 regarding installation of the Company`s software as well as identification and sourcing of legacy data, are not essential to the functionality of the software to your customers.

56. Please explain the accounting guidance you rely upon in accounting for updates and upgrades (both specified and unspecified) for term, perpetual licenses and maintenance arrangements. Please explain why your term arrangements, generally sold through marketing service providers, allocate revenues between license revenue and maintenance fees revenue based on estimated fair value as opposed to vendor specific evidence of fair value. Reference the accounting guidance you are following in this allocation.

57. Tell us how you account for multiple deployment of your software products and how this is considered in your revenue recognition under your software arrangements. Tell us how your accounting considers AICPA TPA 5100.39.

Note 3. Acquisition, p. F-19

58. We note that you refer to an independent valuation firm to determine the fair value of the intangible assets acquired. When you refer to an independent valuation disclose the name of expert and include the expert`s consent with the filing. Refer to Rule 436(b)
of Regulation C.  Please revise.

59. Please provide us with the significance tests of Rule 1-02(w) of
Regulation S-X used to determine the need for historical financial statements of Marketic SA. Your response should set forth in detail the computation of the significant subsidiary test and the reasons for not including historical and pro forma financial statements under
Rule 3-05 and Article 11 of Regulation S-X and the instructions to Form 8-K. We note your letter to Craig Olinger, Deputy Chief Accountant of the Division of Corporation Finance dated July 27, 2004.

60. Please tell us what consideration you gave to allocation of the
Marketic purchase price to marketing-related intangibles such as trademarks, trade names, non-compete agreements and customer-related intangibles, such as customer lists, backlog, customer relationships related to the contracts acquired and other non-contractual customer relationships. We note disclosures throughout management`s discussion and analysis regarding maintenance "renewals" by customers of the Marketic business acquired by Unica France that would speak to the existence of value in other customer related intangibles beyond existing acquired contracts. You also disclose on page 56 in that "the acquisition of Marketic by Unica France in May 2003 has provided us with additional customers and a base of operations in Europe." See Appendix A of SFAS No. 141 for further guidance.

61. Please explain the basis for a three-year life on customer contracts acquired. Also explain the appropriateness of using what appears to be a straight line amortization of customer contracts and developed technology. Clarify in revised disclosure what method of amortization you are using.

Note 5. Property and Equipment, p. F-22

62. Leasehold improvements should be depreciated over the shorter of the lease term or useful lives. Please revise or tell us why revision is not required.

Note 11. Redeemable Preferred Stock, p. F-26

63. Please tell us why you have not recognized a beneficial conversion element with respect to the Series A and B convertible participating preferred stock. Tell us how your accounting complies with EITF 98-5 and EITF 00-27.

Stockholders` Equity, F-29

64. Supplementally provide us the following information in chronological order for stock option grants and other equity-related transactions for the one year period preceding the filing of the registration statement:

* The type of security
* The date of grant/issuance
* Description/name of option or equity holder
* The reason for the grant or equity related issue
* The number of options or equity instruments granted or issued
* The exercise price or conversion price
* The fair value of underlying shares of common stock
* The total amount of compensation deferred, beneficial conversion feature and expense recognized and reconciled to your financial statement disclosures and the magnitude and timing of the amortization expense
* Reference the authoritative accounting guidance relied upon for each non-option grant equity transaction.

65. Continue to provide us with updates to the requested information for all equity-related transactions subsequent to this request through the effective date of the registration statement.

66. Provide us with objective evidence that supports your determination of fair value of the underlying shares of common stock at each grant date. Where you have used valuation methods to determine common stock fair value provide us with your assumptions and supporting analysis. Highlight any transactions with unrelated party parties believed by management to be particularly strong evidence of an objective fair value per share determination. Discuss and quantify the impact on your fair value of any events, which occurred between the date of equity-related issues were granted and the date the registration statement was filed. Your response should clarify the reasons for any difference between the fair value at the transaction date and the estimated IPO price range. Describe significant intervening events within the Company and the broader market that explain the significant changes in fair value of your common stock.

67. In addition, tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range for your stock.

Segment Information, p. F-30

68. Revise to separately disclose revenue from the United States, your country of domicile, and disclose separately any individual country revenue amounts if material. Tell us how you comply with paragraph 38 of SFAS 131.

Item 16. Exhibits.

69. We note that there are a number of material exhibits to be filed by amendment. We will need sufficient time to process the amendment when the exhibits are included. Please understand that the filing of these exhibits may cause us to raise issues on areas not previously commented upon.


*              *              *              *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts related to your disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kari Jin at (202) 842-5552, or Craig Wilson, Senior Assistant Chief Accountant, at (202) 942-2949, if you have questions or comments on the financial statements and related matters. Please contact Daniel Lee at (202) 942-1871 with any other questions. If you need further assistance, you may contact me at
(202) 942-1800.

	Sincerely,


	Barbara Jacobs
	Assistant Director

cc:	Via Facsimile
	Peter B. Tarr, Esq.
	Mark L. Johnson, Esq.
	Wilmer Cutler Pickering Hale and Dorr LLP
	60 State Street
	Boston, Massachusetts 02109
	Telephone: (617) 526-6000
	Facsimile:  (617) 526-5000

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